UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Institutional Investment Strategy Fund

Address of Principal Business Office:	2261 Market Street, # 5190
San Francisco, CA 94114

Telephone Number (including area code):	(415) 496-6786

Name and address of agent for service of process:	The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
New Castle County
Wilmington, DE 19801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/✓/ Yes	/ / No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its in the City of San Francisco and California on the 5th day of May, 2023.

Institutional Investment Strategy Fund

/s/ Arash Ghodoosi
By:	Arash Ghodoosi
President

Attest:	/s/ Matthew Pauker
Matthew Pauker, Secretary